Exhibit 3.2.3


                              AMENDMENT TO BY-LAWS
                                       OF
                            PALMETTO BANCSHARES, INC.
                            ADOPTED JANUARY 19, 1999


       Article II.Shareholders is hereby amended by adding the following new
Section 2.4 (e):

                  2.4 (e) Notice of Shareholder Proposals. Any shareholder desiring to submit a proposal to an annual or special meeting of shareholders shall submit information regarding the proposal, together with the proposal, to the corporation at least 45 days prior to the shareholders meeting at which such proposal is to be presented.